UNITED STATES
	 SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

		    SCHEDULE 13G
      Under the Securities Exchange Act of 1934

              Targa Resources Partners LP
	          (Name of Issuer)

                    Common Stock
            (Title of Class of Securities)

                      87611X9CE
   	           (CUSIP Number)

                  December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


CUSIP No.  87611X9CE

1.Names of Reporting Persons.

GPS Partners LLC

I.R.S. Identification Nos. of above persons (entities only).

73-1735371

2.Check the Appropriate Box if a Member of a Group

(a) [   ]
(b) [   ]

3.SEC Use Only

4.Citizenship or Place of Incorporaion

California, United States


Number of 	5.Sole Voting Power	2,924,739
Shares
Beneficially	6.Shared Voting Power	None
Owned by
Each 		7.Sole Dispositive Power   2,924,739
Reporting
Person With	8.Shared Dispositive Power	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	2,924,739

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 8.91%

12.Type of Reporting Person:  IA


CUSIP No.  87611X9CE

1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Brett S. Messing

2.Check the Appropriate Box if a Member of a Group

(a) [   ]
(b) [   ]

3.SEC Use Only

4.Citizenship or Place of Incorporaion

United States


Number of 	5.Sole Voting Power	2,924,739
Shares
Beneficially	6.Shared Voting Power	None
Owned by
Each 		7.Sole Dispositive Power   2,924,739
Reporting
Person With	8.Shared Dispositive Power	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	2,924,739

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 8.91%

12.Type of Reporting Person:  HC


Item 1(a).	Name of Issuer:

		Targa Resources Partners LP


Item 1(b).	Address of Issuer's Principal Executive Offices:

		1000 LOUISIANA
		SUITE 4300
		HOUSTON TX 77002


Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

		GPS Partners LLC
		100 Wilshire Blvd. Suite 900
		Santa Monica, CA 90401
		California, United States

		Brett S. Messing
		100 Wilshire Blvd. Suite 900
		Santa Monica, CA 90401
		California, United States
		United States

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		87611X9CE

Item 3.	GPS Partners LLC is an investment advisor in
accordance with ss.240.13d-1(b)(1)(ii)(E). Brett S. Messing is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

	a. Amount beneficially owned: 2,924,739

	b. Percent of Class: 8.91%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote  2,924,739

		(ii) Shared power to vote or to direct the vote	None

		(iii)Sole power to dispose or to direct the disposition of
		     2,924,739

		(iv) Shared power to dispose or to direct the disposition None

Item 5.	Ownership of Five Percent or Less of a Class:

	Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	 GPS Partners LLC hold shares on behalf of GPS Income Fund LP
	 (1,810,242 shares).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company of Control
	Person:

	Not applicable.

Item 8.	Identification and Classification of Members of the Group:

	Not applicable.

Item 9.	Notice of Dissolution of Group:

	Not applicable.

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 12, 2008

	GPS Partners LLC

	By:/s/ Steven A. Sugarman

	Steven A. Sugarman
	Title:   Partner

	By: /s/ Brett S. Messing
        ----------------------------
        Name:  Brett S. Messing
	Title: Managing Partner


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated February 12, 2008, (the "Schedule 13G"), with respect to the Common Stock of Targa Resources Partners LP is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of February 2008.


                                          GPS Partners LLC

                                          By: /s/ Steven A. Sugarman
                                          ---------------------------
                                          Name:  Steven A. Sugarman
                                          Title: Partner


                                          By: /s/ Brett S. Messing
                                          ----------------------------
                                          Name:  Brett S. Messing
					  Title: Managing Partner


		Statement of Control Person


The Statement on this Schedule 13G dated February 12, 2008 with respect to the common stock of Targa Resources Partners LP is filed by Brett S. Messing in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k),respectively, as control person (HC) of GPS Partners LLC.

GPS Partners LLC files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k), respectively, as investment advisors (IA).